June 28, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Eric McPhee and Jennifer Monick

Re:	New Residential Investment Corp.
Form 10-K for the year ended December 31, 2021
Filed February 16, 2022
File No. 001-35777

Dear Mr. McPhee and Ms. Monick:

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by electronic mail dated June 21, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 16, 2022 (the “2021 Form 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2021 Form 10-K.

Form 10-K for the year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1.    We note your response to our comment 1. Please address the following:
•We note you entered into the agreement to purchase Genesis Capital LLC (“Genesis”) and a portfolio of loans originated by Genesis (“the Mortgage Loans Receivable Portfolio”) owned by Broad Street Principal Investments, LLC and Goldman Sachs Bank. Please expand on the relationship between Genesis and the Mortgage Loans Receivable Portfolio, including but not limited to, the Genesis initial involvement with respect to such loans, their ongoing involvement, and their involvement immediately prior to the date you acquired these loans.
•Please tell us how long the loans were held by Genesis and how long the loans were held by entities other than Genesis prior to your acquisition of such loans.
•We note the agreement included in-place financing from Goldman Sachs of approximately $1.26 billion. Please provide us with additional information regarding the terms of this in-place financing. Within your response, please clarify if such financing is seller provided financing or if such financing existed prior to your purchase of Genesis and the Mortgage Loans Receivable Portfolio.
•Please clarify how you allocated the aggregate purchase price of $1.63 billion between Genesis and the Mortgage Loans Receivable Portfolio. Within your response, please clarify your basis for such allocation.

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 28, 2022

•Please clarify how you allocated the $1.26 billion of in-place financing between Genesis and the Mortgage Loans Receivable Portfolio. Within your response, please clarify your basis for such allocation.

Response

The following numbered responses correspond to each bullet point in the foregoing comment from the Staff:

(1) With respect to the relationship between Genesis and the Mortgage Loans Receivable Portfolio, the following summarizes Genesis’s initial involvement with respect to the mortgage loans underlying the Mortgage Loans Receivable Portfolio, its ongoing involvement, and its immediate involvement prior to the date New Residential acquired the mortgage loans:

Initial Involvement: Genesis operates as a specialty lending platform focused on sourcing short-term business purpose loans, or mortgage loans, to residential real estate developers. Genesis’s initial involvement with respect to the mortgage loans underlying the Mortgage Loans Receivable Portfolio consisted of sourcing these mortgage loans exclusively for the benefit of Goldman Sachs Bank (“Seller”). In connection with the sourcing, Genesis was responsible for preparing, compiling and delivering to Seller an application package in accordance with Seller’s underwriting guidelines for review and approval to fund such loan.

Ongoing Involvement and Involvement Immediately Prior to Purchase: From the initial funding of the mortgage loans underlying the Mortgage Loans Receivable Portfolio and up through the purchase of the Mortgage Loans Receivable Portfolio by New Residential, the ongoing services consisted of primarily (i) accounting and bookkeeping—performed directly by Seller, (ii) loan servicing (collection and remittance)—performed by an unaffiliated third party engaged directly by Seller, and (iii) portfolio management services—performed by Genesis pursuant to a services agreement with Seller. Specifically, we understand that such portfolio management services included, among other things, administration of draw requests, loan and compliance monitoring in accordance with established guidelines, assisting with managing ongoing relationships with borrowers, and coordinating requests and communication with the loan servicer.

(2) Genesis sourced the mortgage loans underlying the Mortgage Loans Receivable Portfolio exclusively for the Seller’s benefit. However, Genesis did not hold these mortgage loans, which we understand were directly funded and held by Seller prior to New Residential’s purchase of the Mortgage Loans Receivable Portfolio.
(3) The purchase of the Mortgage Loans Receivable Portfolio was financed by Seller pursuant to a commitment letter between New Residential and Seller, dated as of October 10, 2021 (the “Commitment Letter”), under which Seller committed to provide New Residential asset-based financing to effectuate the purchase of the Mortgage Loans Receivable Portfolio. The actual funding was based on an advance rate applied to each mortgage loan underlying the Mortgage Loans Receivable Portfolio at the date of closing, with funding secured by the Mortgage Loans Receivable Portfolio. Based on this methodology, the derived aggregate financing of the Mortgage Loans Receivable Portfolio was $1.26 billion. New Residential was not obligated to purchase any mortgage loan that was not financed.

(4) With respect to the allocation of the aggregate purchase price of $1.63 billion between Genesis and the Mortgage Loans Receivable Portfolio, pursuant to the terms and conditions of the purchase agreement among New Residential, Broad Street Principal Investments, LLC and Seller, dated as of October 10, 2021 (the “Purchase Agreement”), the Company attributed (i) $175.0 million to Genesis and (ii) $1.46 billion to the Mortgage Loans Receivable Portfolio.

Specific to the $175.0 million attributed to Genesis, the Purchase Agreement defines the purchase price (referred to as the ‘platform purchase price’ per the Purchase Agreement) to mean (i) base consideration of $175.0

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
June 28, 2022

million plus (ii) estimated closing date net working capital adjustments minus (iii) estimated closing date indebtedness plus (iv) estimated closing date cash minus (v) estimated closing date transaction costs.

Specific to the $1.46 billion attributed to the Mortgage Loans Receivable Portfolio, the Purchase Agreement defines the purchase price (referred to as the ‘loan book value’ per the Purchase Agreement) to mean (i) the aggregate loan book value—consisting of the unpaid principal balance of mortgage loans underlying the Mortgage Loans Receivable Portfolio—plus (ii) accrued and unpaid interest on conveyed loan assets plus (iii) back end fees accrued but not yet collected minus (iv) deferred and other fees not yet recognized.

(5) With respect to the in-place financing of $1.26 billion, the entire $1.26 billion was attributed to the Mortgage Loans Receivable Portfolio based on the financing terms and conditions stipulated in the Commitment Letter. Specifically, the $1.26 billion of the asset-based financing was derived using an advance rate applied to each mortgage loan underlying the Mortgage Loans Receivable Portfolio at the date of closing. Based on this methodology, the aggregate financing of the Mortgage Loans Receivable Portfolio was $1.26 billion.

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Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Nicola Santoro, Jr.
Chief Financial Officer

cc:	Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Caroline Kim, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP